OPERATING AGREEMENT

of

epi.logic LLC

THIS OPERATING AGREEMENT (the "Agreement") is entered into and dated ____1st____ day of _____July_____, ___2018___ (the "Execution Date"),

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BY:

Chaneve Jeanniton of 115 Prospect Park West, Brooklyn, NY 11215

(the "Member").

Name

1. The name of the Company is, and the Company's business will be conducted under the name of epi.logic LLC.

BACKGROUND:

A. The Member desires to form a limited liability company and to be its sole member.

B. The Member desires to be governed within the limited liability company by the provisions of the New York Limited Liability Company Act and by the terms and conditions of this Operating Agreement.

NOW, THEREFORE, for and in consideration of the above premises and of the covenants and provisions contained in this Operating Agreement, the Member agrees as follows:

Formation

2. By this Agreement, the Member forms a Limited Liability Company (the "Company") pursuant to the laws of the State of New York. The Member agrees that his or her rights and

obligations are governed by the provisions of the New York Limited Liability Company Act (as amended from time to time, henceforth the "Act"), unless as otherwise specified in this agreement.

Company Purpose and Powers

3. The purpose of this company is to produce and sell skincare..

Term

4. The Company commences on the date of this Operating Agreement, and the Company's terms continue until terminated or until the dissolution of the Company in accordance with this Agreement or as governed under conditions provided in the Act.

Place of Business

5. The Company's principal place of business shall be located at 115 Prospect Park West, Brooklyn, NY 11215 or another place in New York as the Member may from time to time determine or deem advisable.

Capital Contributions

6. The Member agrees to make his or her Initial Capital Contribution to the Company in full, according to the provisions of this Operation Agreement, as follows:

Chaneve Jeanniton
- Contribution Description: $50,000 in cash and sweat equity.
- Value of Contribution: $_____

Allocation of Profits and Losses

7. Contingent upon the application of the provisions of this Agreement, the Net Profits or Net Losses of the Company, for both accounting and tax purposes, shall be allocated to the Member annually. Such allocation and distributions shall commence with the Fiscal Year ending December 31, in accordance with the accounting methods followed for federal income tax purposes and otherwise in accordance with generally accepted accounting principles and procedures applied in a consistent manner. Furthermore, the Net Income or Net Losses of the

Company shall accrue, to and be borne by the sole Member:

Chaneve Jeanniton of 115 Prospect Park West, Brooklyn, NY 11215.

8. The Company shall not be formed by or consist of two or more Members. Thus, there shall be no consideration as to the priority any Member might have over another in relation to the return of Capital Contribution or for Net Profits, Net Losses, or a distribution.

Nature of Interest

9. The number and nature of a Member's Interests in the Company shall be regarded as personal property.

Withdrawal of Contribution

10. Where the Company consists of two or more Members, no Member will withdraw any portion of their Capital Contribution without the unanimous consent of the other Members.

Liability for Contribution

11. Except as required by the Act or as otherwise provided in this Operating Agreement, all members shall consent to compromising or releasing a Member's obligation to make his, her, or its required Capital Contribution. Each Member is personally liable for payments of his, her, or its Capital Contribution when they are due, as set forth in the Act or in this Operating Agreement, and shall be obliged at the optional request of the other Members to contribute capital in addition to any other rights or request of specific performance that the Company may enforce against the Member.

Additional Contributions

12. No Member will be required to make any Capital Contributions in addition to those called for in other provisions of this Operating Agreement. Unless there is unanimous consent of all Members, any change to the Initial Capital Contributions will not affect any Member's Interests.

13. All advances of money made by any Member in favor of the Company in excess of the amounts provided for the Initial Capital Contribution in this Operating Agreement or thereafter

agreed to, shall be characterized as debt or a loan due from the Company rather than as an increase in the Capital Contribution of the Member and will not entitle the Member to an increased share in the Company's Net Profits nor to greater voting power. This debt or loan shall be repaid with interest at rates to be determined by a majority of the Members.

Capital Accounts

14. The Company must maintain a separate Capital Account (The "Capital Account") for each Member. The term "Capital Account" refers to the Member's amount of the Initial Capital in the Company, which will be credited to that Member's individual Capital Account. This Capital Account: (i) May increase by any additional capital contributions made by the Member, and income and/or gains allocated to the Member pursuant to the provision in this Operating Agreement; (ii) May be decreased by distributions to the Member pursuant to provisions in this Operating Agreement and losses and/or deductions allocated to such Member. The fair market value of any property contributed to the Company by a member, or distributed to a Member by the Company, will be credited or debited to the Member's Capital Account.

Management

15. The management of the Company is vested in the Member.

Authority to Bind Company

16. The following individuals, classes, or groups of Members have the exclusive authority to carry out acts on the Company's behalf and to bind the Company in contracts: Chaneve Jeanniton.

Duty of Loyalty

17. Each Member owes a fiduciary duty of loyalty to the Company and its Members. This core duty imposes over that person the obligation to refrain from dealing with or participating in business activities which compete with the business of the Company. Furthermore, this non-compete duty shall apply for an extended period of time of one year upon termination of the Membership relationship. Lastly, the non-compete duty shall apply within the specific geographical areas identified by the Company before or during the course of that person's

occupancy as Member of the Company.

Duty to Devote Time

18. All Members shall devote such time as shall be necessary for the efficient carrying of the Company's business as determined by the majority of the Members.

Member Meetings and Notice of Meetings

19. If the Company was formed by or consists of two or more Members, a Meeting of Members for such purpose or any purpose, may be called by any Member provided that such person has given reasonable notice to other Members. The Notice of Meetings shall consist of a written notice stating the place, day, and hour of the meeting indicating that it is being issued by or at the direction of the person or persons calling the meeting, stating the purpose or purposes for which the meeting is called.

20. Ordinary Member Meetings shall be celebrated when determined and as required.

Voting

21. On all matters on which Members may vote, each Member shall be entitled to cast votes equal to his, her or its proportions of Capital Contributions in the Company.

Admission of New Members

22. No person may be admitted as a new Member to the Company.

Voluntary Withdrawal of a Member

23. The Company will be dissolved and its affairs must be wound up on the voluntary withdrawal of the Member.

Involuntary Withdrawal of a Member

24. Events leading to the involuntary withdrawal of a Member from the Company shall include, but shall not be limited to the following:

a. A member dies or becomes disabled, preventing him, her or it from effectively participating in the business affairs of the Company, or is declared incapacitated, or (in the case of a member which is a corporation) dissolves; or

b. A member is found to have incurred in incompetence, or has violated fiduciary duties as a Member of the Company; or

c. Voluntary proceedings by, or involuntary proceedings against, a Member are commenced under any provision of any federal or state statute concerning bankruptcy, insolvency, arrangement, composition, reorganization, moratorium, or similar relief; or

d. Any judgment is obtained in any legal or equitable proceeding against a Member, including any criminal conviction of a Member or any other similar legal proceeding that can damage the reputation of the Company, as well as any matrimonial action, and the sale of any interests is sought as a result of such judgment: or

e. Any execution process is issued against a Member or against any Interests; or

f. The person is expelled as a Member of the Company after a judicial determination that the person has undertaken unlawful activities as a Member of the Company or has incurred in wrongful conduct that has adversely and materially affected, or will adversely and materially affect the Company and its business activities; or has willfully or persistently committed, or is willfully and persistently committing, a material breach of the Operating Agreement, the person's duties or obligations, or the Act; or

g. The person has engaged, or is engaging, in conduct relating to the limited liability company's activities that makes it not reasonably practicable to carry on the activities with the person as a member.

25. The involuntary withdrawal of a Member will result in the dissolution of the Company.

Assignment of Interest

26. In the event of death of a Member, or a court order adjudicating the incompetence of a Member or Bankruptcy is declared, the successor of a Member's Interest (whether an Estate, Bankruptcy Trustee or otherwise) in the company shall only hold the economic right to receive

distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit. Moreover, the successor of a member shall not acquire any Membership condition or have any voting rights or interests.

Valuation of Interest

27. If the Company was formed by or consists of two or more Members, a Member's financial interest in the Company will be in proportion to their Capital Contributions, including any Additional Capital Contributions.

28. Absent an agreement setting a value of the Company, the appraisal of such value shall be conducted by a third-party accounting firm chosen by all Members and such accounting firm shall appoint an appraiser in a reasonable period of time upon the date of withdrawal of the Member or dissolution of the Company. Furthermore, the appraisal of the value of the Company shall have a binding effect on all Members and shall be based on the fair market value of all Company assets, in accordance with federal regulations and with generally accepted accounting principles (GAAP).

Dissolution

29. The Company may be dissolved and its affairs must be wound up by the unanimous vote of all the Members or the final decision of the Sole Member. The Company shall also be dissolved and its affairs must be wound up on the first to occur of any of the acts included in the Limited Liability Company Act.

30. Upon Dissolution of the Company and Winding Up of Company property, the liquidator shall distribute the Company assets as follows:

   a. to creditors, to the extent permitted by law, in satisfaction of liabilities of the Company to creditors;

   b. to the Sole Member in satisfaction of liabilities for Company debt obligations; and then

   c. to the Sole Member for the return of its Capital Contributions.

Records

31. The Company must keep appropriate books, records, and accounts of all operations and expenditures of the Company. At a minimum, the Company shall always keep at its principal place of business all of the following:

    a. A current list of the full name and last known business, residence, or mailing address of each Member , Economic Interest Owner and Manager, both past and present, including the exact date that person became a member or ceased to be a Member;

    b. Books containing the business information and financial condition of the Company;

    c. A copy of the Articles of Organization of the Company and all amendments to it, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

    d. A copy of the Company's federal, state, and local income tax returns and reports, if any, for the four most recent years;

    e. A copy of the Company's currently effective written Operating Agreement, copies of any writings permitted or required with respect to a Member's obligation to contribute cash, property or services, and copies of any financial statements of the Company for the three most recent years;

    f. Minutes of every anual, special, and court-ordered meeting;

    g. Any written consents obtained from members for actions taken by Members without a meeting;

    h. All record of cash, property, and services contributed to the Company by each Member, along with a description and value, and any contributions that have been agreed to be made in the future;

Books of Account

32. At all times during the continuance of the Company, the managers shall maintain or cause to keep true and complete financial records and books of accounting in accordance with generally accepted accounting principles (GAAP). All Members shall have the right to access

the books and records of the Company, which must show all transactions, profits, losses, and records necessary for the Members to make an accurate assessment of the Company's business and affairs.

Banking and Company Funds

33. The Member(s) shall designate and maintain an investment and/or a bank account to place the funds of the Company. All funds of the Company are to be deposited in the Company's name in such bank or investment account and these accounts shall not be used to deposit any funds other than the funds owned by the Company. All expenditures made by or on behalf of the Company shall be paid by check drawn on that account or by electronic transfer done from such account. Withdrawals and disbursements from said account may be signed by the Member(s) or an authorized representative.

Audit

34. All Books and Records shall be available to any Member for review and auditing at the cost and expense of the Company, during normal business hours on at least twenty-four hours prior notice. The Audit shall be done by an accounting firm chosen by all Members. In connection with such Audit, the Member or Members (and its Managers and agents) shall have the unfettered right to meet and consult with all employees and officers of the Company and to attend meetings and independently meet and consult all third parties (including governmental agencies) having dealings or any other relationship with the Company.

Tax Treatment

35. The organizers of the Company wish to allocate items of income, gain, losses, deductions, and credits for federal and state income tax purposes pursuant to the applicable regulations for disregarded entities of the Internal Revenue Services.

Annual Report

36. As part of the ongoing requirements of the law, the Company shall prepare Annual Statements of the Company's gross receipts and operating expenses as prepared by the Company's accountants, which shall be transmitted to each of the Members and filed at the close of each fiscal year. This report shall include all the information necessary to completely

describe the state of affairs of the Company and for tax reporting purposes of each Member. This report shall, at the very least, consist of the following:

    a. A copy of the Company's federal income tax returns for that fiscal year.

Governing Law

37. The Members agree that this Operating Agreement shall be governed by, and interpreted and construed in accordance with, the laws and the jurisdiction of the courts of the State of New York, without regard to principles of conflict of laws, for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement.

Goodwill

38. The goodwill shall be recorded as an intangible asset on the acquiring company's balance sheet under the long-term assets account of the Company. The Goodwill of the Company shall be assessed at an amount to be determined by appraisal using generally accepted accounting principles (GAAP).

Force Majeure

39. In the unforeseeable or foreseeable event that a Force Majeure situation, such as hurricanes, fires, earthquakes, drought, flood, pandemic, or any other phenomena of a similar nature, prevents a Member from executing, in whole or in part, their duties and obligations, such Members shall be free of any liability. However, the Members shall not be free of liability if they failed to communicate in a timely manner to other Members about the inability to fulfill their duties and obligations due to the occurrence of such event and if they did not act diligently to mitigate the effects of the event.

Liability

40. The members or employees of the LLC shall not be liable under judgment, decree, or order of a court, or in any other manner of a debt, obligation, or liability of the Company, as a result of any act or omission within the scope of authority conferred by this Operating Agreement, in absence of bad faith or willful neglect. Thus, the Member or Employee shall only be liable for conscious and intentional acts or omissions of wrongdoing.

Liability Insurance

41. The Company may purchase and maintain insurance on behalf of one or more Member, employee, agent, or any other persons against any liability that may be asserted against, or expense that may be incurred by, any such person acting in good faith in connection with the Company's activities.

Life Insurance

42. The Company will have the right to apply for and obtain a life insurance policy on the Members or employees' life and/or health in such amounts, in such form, and when the Company shall, in its sole discretion, decide. Each Member or employee shall not have any interest in such insurance, but shall, if the Company requests, submit to such medical examinations, supply such information and execute documents as may be required in connection, or to enable the Company to effect, such insurance.

Forbidden Acts

No Member shall do any of the following:

43. Violate any provision under this Operating Agreement or contrary to the Law.

44. Have the right or authority to bind or obligate the Company to any extent whatsoever with regard to any matter outside the scope of the business of the Company.

45. Assign, transfer, pledge, mortgage, or sell all or part of his or her interest in the Company to a third party or any other person whomsoever without prior approval of the Company and its Members.

46. Purchase an investment for the Company where less than the full purchase price is paid.

47. No Member may do any act that would make it impossible to carry on the ordinary business of the Company.

48. No Member will have the right or authority to bind or obligate the Company to any extent

with regard to any matter outside the intended purpose of the Company.

49. Use the Company name, credit, or property for other than Company purposes.

50. Do any act detrimental to the interests of the Company or which would make impossible to carry on the business affairs of the Company.

Actions Requiring Unanimous Consent

51. The following actions will require the unanimous consent of all Members:

    a. Endangering the ownership or possession of Company property including selling, transferring, or loaning any Company property or using any Company property as collateral for a loan.

    b. Releasing any Company claim except for payment in full.

    c. Incurring Company liabilities over $1,000.00.

    d. Incurring a single transaction expense over $1,000.00.

Amendment of this Agreement

52. Amendments to this Operating Agreement may be proposed by any Member. Any proposed amendment to this Operating Agreement is effective only if adopted by the vote, consent, or approval of all Members.

Title to Company Property

53. All property owned by the Company shall be owned by the Company and remain in the name of the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in any Company property in its individual name or right, in whole or in part, and each Member's interest in the Company shall be personal property for all purposes.

Severability Clause

54. Any provision of this Operating Agreement that is prohibited or unenforceable in any jurisdiction, in such jurisdiction, is ineffective to the extent of the prohibition or unenforceability, and any prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable the provision in any other jurisdiction. If any provision of this Operating Agreement is held or deemed to be or is inoperative or unenforceable as applied in any particular case because it conflicts with any other provision of this Operating Agreement or any law, statute, ordinance, rule, regulation, order, writ, decree or injunction, or for any other reason, the circumstances will not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provisions of this Operating Agreement invalid, inoperative or unenforceable to any extent whatsoever. The invalidity of one or more phrases, sentences, clauses, sections, or subsections of this Operating Agreement does not affect the remaining portions.

Entire Agreement

55. This Operating Agreement and all other related documents to it, such as exhibits and Transaction Documents, as well as all negotiations and understandings which have been included in the previously mentioned documents, to which any of the parties to this Operating Agreement are bounded to, contain the entire agreement among the parties with respect to the subject matter and supersedes all prior agreements, proposals, representations, arrangments or understandings, written or oral, with respect to the subject matter.

56. This Operating Agreement is binding on and between all Members and is equally applicable to trustees, successors, executors, administrators, beneficiaries, agents, and representatives. No course of performance or other conduct subsequently pursued or acquiesced in, and no verbal agreement or representation subsequently made, by the Members or by the other persons mentioned above, whether or not relied or acted upon, shall amend this Agreement or impair or otherwise affect any Member's obligations pursuant to this Agreement or any rights and remedies of a Member pursuant to this Agreement.

Notices

57. All notices, requests, demands, and other communications required or permitted in this Operating Agreement must be in writing, must refer to this Operating Agreement, and unless otherwise expressly provided elsewhere in this Agreement, may be delivered personally or sent by certified mail, return receipt requested, or by overnight air courier guaranteeing

delivery within a reasonable amount of time which shall not exceed three (3) business days, or by facsimile, to the party at its address or facsimile number as may be designated by notice given in accordance with this clause.

The notice, request, demand, or other communication is deemed delivered: (i) at the time delivered by hand if personally delivered; (ii) five (5) business days after being deposited in the mail, postage prepaid, if mailed; (iii) the second business day after timely delivery to the Courier; and (iv) when receipt acknowledged if telecopied.

Headings and Titles

58. The headings in this Operating Agreement are for convenience only and are not to be used to interpret or construe any provision of this Operating Agreement.

Definitions

59. For the purpose of this Agreement, the following terms are defined as follows:

    a. "Agreement" means this Operating Agreement, as amended, restated or supplemented.

    b. "Articles of Organization" means the Company's Articles of Organization filed with the Department of State where the Company has been formed and registered, pursuant to the Limited Liability Company Law of such state, as amended or restated.

    c. "Bankruptcy" of a Member means: (a) the Member's filing a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under Title 11 of the United States Code (or corresponding provisions of future laws) or any other federal, state or foreign insolvency law, or a Member's filing an answer consenting to or acquiescing in any such petition; b) the Member's making any assignment for the benefit of its creditors or the Member's admission in writing of its inability to pay its debts as they mature; or c) the expiration of 60 days after the filing of an involuntary petition under Title 11 of the United States Code (or corresponding provisions of future laws), seeking an application for the appointment of a receiver for the Member's assets, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other federal, state or foreign insolvency law, provided that the petition has not been vacated, set aside or stayed within the 60 day period.

d. "Operation of Law" means rights or duties that are cast upon a party by the law, without any act or agreement on the part of the individual, including, but not limited to, an assignment for the benefit of creditors, a divorce, or a bankruptcy.

e. "Business Day" means any day except Saturday, Sunday, or a day that banking institutions are obligated by law, regulation, or governmental order to close.

f. "Additional Contribution" means Capital Contributions, other than Initial Contributions, made by Members to the Company.

g. "Capital Contribution" means the total amount of cash, property, or services contributed to the Company by any one Member.

h. "Capital Account" means each capital account maintained for a member pursuant to this Operating Agreement.

i. "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, through contract, or otherwise.

j. "Initial Capital" means, for any Member, the capital contributed by such Member as of the date of this Agreement.

k. "Member" means each of the Persons listed in this Agreement, and any transferee of a Member who is admitted to the Company as a Member in accordance to this Agreement; and "Members" means two or more of such Persons.

l. "Membership Interest or Member's Interests" means a Member's aggregate rights in the Company, including, without limitation, the Member's share of the Company's profits and losses, the right to receive distributions from the Company, and the right to vote and participate in the management of the Company.

m. "Voting Members" means the Members who belong to a membership class that has voting power. Where there is only one class of Members, then those Members constitute the Voting Members.

n. "Distributions" means a payment of Company profits to the Members.

o. "Initial Contribution" means the initial Capital Contributions made by any Member to acquire an interest in the Company.

p. "Net Profits or Losses" means the net profits or losses of the Company as determined by generally accepted accounting principles (GAAP).

q. "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, or other entity or organization, including any government or political subdivision or any agency or instrumentality of any entity.

r. "Principal Office" means the office whether inside or outside the State of New York where the executive or management of the Company maintains their primary office.

IN WITNESS WHEREOF the Member has duly affixed their signature under hand and seal on this _____1st_____ day of _____July_____, ____2018____.

_____

Chaneve Jeanniton (Member)